

October 22, 2010

Mr. Geoffrey D. Flynn
BlackRock Asset Mgmt Intl Inc.
400 Howard Street
San Francisco, CA 94105

>   **Re: iShares S&P GSCI Commodity-Indexed Trust**
>   **Form 10-K for the year ended December 31, 2009**
>   **File No. 1-32947**

Dear Mr. Flynn:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements of the Investing Pool

Schedule of Investments, page F-17

1. We note that you have provided Statements of Financial Condition at both December 31, 2009 and 2008. Please tell us why you have not provided a Schedule of Investments at December 31, 2008. Additionally, tell us why your Schedule of Investments does not include amounts related to the unrealized gains and losses on your open CERFS contracts. In your response, please explain why the unrealized gains and losses on your open CERFS contracts in footnote 9 of your filing are different from the receivables and payables related to variation margin on open futures contracts.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief